Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Special Opportunities Fund, Inc. Request for Withdrawal of Amended Registration Statement on Form N-2 File numbers: 811-07528 and 333-208280

To Whom it May Concern:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, Special Opportunities Fund, Inc. (the “Company”) respectfully requests the immediate withdrawal of its amended Registration Statement on Form N-2 (Registration Nos. 811-07528 and 333-208280) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 15, 2021, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above.  The Company was notified by the Commission Staff of the incorrect filing using the “Form N-2/A” format; the correct format should have been “Form N-2”.

The undersigned represents that (i) this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and (ii) in accordance with Rule 477(c) of the Act, there has been no issuance, distribution or sale of the securities under the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the amended Registration Statement be credited to the Company’s account to be offset against the filing fee for the future corrected registration statement on Form N-2 of the Company.

The Company understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

Pursuant to the requirements of Rule 477 under the Act, the Company has caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Thomas R. Westle of Blank Rome LLP at (212) 885-5239.

Respectfully submitted,

Special Opportunities Fund, Inc.

 By:  /s/ Andrew Dakos
 Andrew Dakos
 President